Exhibit 1
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FOR IMMEDIATE RELEASE                                             2 JANUARY 2007


                              WPP GROUP PLC ("WPP")


                      Grey Healthcare acquires CyS in Spain


WPP announces that its wholly-owned operating company, Grey Healthcare Group ("GHG"), the leading healthcare communications network has acquired a majority stake in Comunicacion y Servicio Consultores de Marketing Publicidad SL ("CyS"), a leading independent healthcare communications services agency in Spain.

Founded in 1997, CyS is based in Madrid and employs 16 people. Clients include Bristol Myers Squibb, Pfizer, Abbot Laboratories, GSK, Schering and Boehringer Ingelheim. CyS joins GHG's global network of 43 offices in 22 countries.

CyS's revenues for the year ended 31 December 2005 were Euro 4.3 million, with gross assets at the same date of Euro 1.5 million.

This investment continues WPP's strategy of developing its networks in important markets and sectors.

Contact:
Feona McEwan, WPP                                       T. 44 (0)20 7408 2204
www.wpp.com
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